UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
        OF 1934 AND RULE 14f-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         SYNOVICS PHARMACEUTICALS, INC.
                         ------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


        NEVADA                        2834                      86-0760991
        ------                        ----                      ----------

   (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL         (IRS EMPLOYER
   JURISDICTION OF         CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)
   INCORPORATION)


                           5360 NORTHWEST 35TH AVENUE
                          FT. LAUDERDALE, FLORIDA 33309
                        (TELEPHONE NUMBER (954) 486-4590)


    (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Place of Business)

                               ------------------

                         SYNOVICS PHARMACEUTICALS, INC.
                           5360 NORTHWEST 35TH AVENUE
                          FT. LAUDERDALE, FLORIDA 33309

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 AND RULE 14f-1
                                   THEREUNDER

             THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR
          INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF
               THE STOCKHOLDERS OF SYNOVICS PHARMACEUTICALS, INC.

                               ------------------


      This Information Statement is being mailed to holders of record of shares of common stock of Synovics Pharmaceuticals, Inc. (the "COMPANY", "WE", "US" or "OUR"), a Nevada corporation, as of May 9, 2008, pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and Rule 14f-1 promulgated thereunder.

                                   BACKGROUND

      On April 29, 2008, our board of directors expanded its size to four and appointed Mr. Vinay Sapte, a designee of Maneesh Pharmaceuticals Ltd f/k/a Maneesh Pharmaceuticals Pvt. Ltd. ("MANEESH"). Simultaneously therewith, our board accepted the resignations of our then incumbent directors, Mr. Richard Feldheim and William McCormick. As further described below, we plan on further reconstituting our board by expanding the number of board members to five and appointing three additional board members, Mr. Maneesh Sapte (brother of Mr. Vinay Sapte) and Mr. Jyotindra Gange, each a designee of Maneesh, and Mr. Harcharan Singh who together with Ronald Lane, Ph.D. and Mr. Vinay Sapte will serve, subject to our charter and bylaws, as members of our board until our next annual meeting and until a successor is elected and qualified, or until his earlier, death, resignation or removal. As a result, a change in control to our board is expected to occur.

      We expect to complete an initial closing of a Series C Preferred Stock of financing in the very near future (the "SERIES C FINANCING"). The lead investor in the Series C Financing and our recent bridge note financing made in contemplation of the Series C Financing (the "2008 BRIDGE NOTE OFFERING") was Svizera Holdings BV ("SVIZERA"), a wholly-owned subsidiary of Maneesh. Svizera invested an aggregate of $1 million in the 2008 Bridge Note Offering and Maneesh intends to invest at least $6 million in the Series C Financing (including $1 million of "roll-over" from the 2008 Bridge Note Offering). In addition, 2133820 Ontario, Inc., an affiliate of Mr. Singh, invested an aggregate of $1,652,292 in the 2008 Bridge Note Offering (including $1,552,292 of principal and accrued interest of a promissory note issued by Kirk Pharmaceuticals, LLC ("KIRK"), our wholly-owned subsidiary, which "rolled over" into the 2008

Bridge Note Offering plus accrued and unpaid consulting fees) and intends to invest $2,652,292 in the Series C Financing (including $1,652,292 of "roll-over" from the Bridge Note Offering").

      As of May 7, 2008, we had 24,860,544 shares outstanding (not including 10,661,000 shares of our common stock being treated as treasury stock) after giving effect to (i) 4,000,000 shares that we have agreed to issue (but which have not been issued as of the date hereof) to Maneesh for obtaining the release of the Nostrum Guarantee (as defined below), (ii) an aggregate of 1,358,458 shares that we have agreed to issue (but which have not been issued as of the date hereof) to the holders of notes in the 2008 Bridge Note Offering, and (iii) 324,900 shares that we have agreed to issue (but which have not been issued as of the date hereof) to other parties. Based on the aforesaid, as of May 7, 2008, Maneesh beneficially owns 5,700,000 shares of our common stock or approximately 22.9% of our outstanding shares of common stock and Mr. Singh beneficially owns 3,330,458 shares of our common stock or approximately 12.9% of our outstanding shares of common stock.

      Prior to April 29, 2008, Nostrum Pharmaceuticals and Nirmal Mulye, Ph.D. provided guarantees and undertakings (the "NOSTRUM GUARANTEE") securing our credit facility with the Bank of India in the principal amount of $6,550,000 (the "BOI LOAN"). On April 29, 2008, the Nostrum Guarantee was replaced with a letter of credit in favor of BOI securing the BOI Loan ("MANEESH GUARANTEE") and we subsequently requested the release to us of 10,661,000 shares of our common stock that were being held in escrow as part of a settlement agreement with Nostrum, pending the discharge of the Nostrum Guarantee.

      In consideration of the replacement of the Nostrum Guarantee, we agreed to appoint Mr. Vinay Sapte to our board of directors and obtain the resignations of Mr. Feldheim and Mr. McCormick, effective upon the replacement of the Nostrum Guarantee. On April 29, 2008, with the replacement of the Nostrum Guarantee, our board of directors appointed Mr. Vinay Sapte to our board, in accordance with our by-laws, and simultaneously therewith, Mr. Feldheim and Mr. McCormick resigned as members of our board and the audit and compensation committees. In consequence, Dr. Lane and Mr. Sapte are presently the only members of our board.

      In connection with Svizera's initial investment of $1 million in the 2008 Bridge Note Offering, we entered into a side letter agreement with Svizera, as subsequently amended (the "MANEESH SIDE LETTER"), pursuant to which we agreed, among other things, that upon the initial closing of the Series C Financing (including Svizera's $6 million investment) and compliance with regulatory requirements (including the filing of this Information Statement on Schedule 14 F-1), the board of directors will be expanded to five members and comprise of three Maneesh designees (Vinay Sapte, Maneesh Sapte and Jyotindra Gange), one Ronald H. Lane, Ph.D. designee (Ronald H. Lane) and one Harcharan Singh designee (Harcharan Singh). In addition, the Maneesh Side Letter provided that if the new five-member board decided to expand to seven members, such vacancies will be filled by a fourth Maneesh designee and an Axiom/Middlebury Securities designee. Simultaneous with the initial closing of the Series C Financing, Dr. Lane, Mr. Vinay Sapte, Mr. Singh and Axiom and their affiliates are entering into a voting agreement reflecting the aforesaid agreement.

      The Maneesh Side Letter further provided that as an inducement to Maneesh for replacing the Nostrum Guarantee, we would issue to Maneesh 4,000,000 shares of our common stock and to "gross up" the number of such shares in the event that all or part of the 10,661,000 shares being held in escrow are ultimately released to Nostrum. We further agreed to issue 3,000,000 shares of our common stock to Maneesh in the event that the principal amount of BOI Loan is increased to $10 million, as consideration for Maneesh's guaranty of the increased facility.

      Upon the later to occur of (i) the initial closing of the Series C Financing (including Svizera's $6 million investment), and (ii) the end of ten days after the dissemination of this

Information Statement on Schedule 14 F-1 and its mailing and dissemination to our shareholders, three out of the five members of our proposed expanded board of directors will be Maneesh designees (and four out of seven, if the board further expands to seven members) and we are disseminating this Information Statement on Schedule 14 F-1 to report this proposed change in control of our board of directors.

                    CERTAIN INFORMATION REGARDING THE COMPANY

VOTING SECURITIES

      As of May 7, 2008, we had 24,860,544 shares of common stock outstanding (not including 10,661,000 shares of common stock being treated as treasury stock) after giving effect to (i) 4,000,000 shares that we have agreed to issue (but which have not been issued as of the date hereof) to Maneesh for obtaining the release of the Nostrum Guarantee, (ii) an aggregate of 1,358,458 shares that we have agreed to issue (but which have not been issued as of the date hereof) to the holders of notes in the 2008 Bridge Note Offering, and (iii) 324,900 shares that we have agreed to issue (but which have not been issued as of the date hereof) to other parties. Each share of common stock entitles the holder thereof to one vote. In addition, we have 1,000,000 shares of Series B Preferred Stock outstanding which vote on an as-converted basis together with the shares of common stock and preferred stock entitled to vote. Each share of Series B Preferred Stock is initially convertible into fifteen shares of common stock. Our shares of Series B Preferred Stock will be redeemed by us upon the closing of the Series C Financing at an initial redemption price of $0.001 per share.

CHANGE IN CONTROL

      As described further above under the caption "BACKGROUND", we anticipate that upon the later to occur of (i) the initial closing of the Series C Financing (including Svizera's $6 million investment), and (ii) the end of ten days after the dissemination of this Information Statement on Schedule 14 F-1 and its mailing and dissemination to our shareholders, a change in control will occur.

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of our common stock as of May 7, 2008 by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each of our named executive officers, and (iii) all our directors and executive officers as a group. On such date, we had 24,860,544 shares of our common stock outstanding, subject to the qualifications described elsewhere in this Information Statement on Schedule 14 F-1.

      As used in the table below and elsewhere in this Information Statement, the term "beneficial ownership" with respect to a security consists of sole or shared voting power, including the power to vote or direct the vote and/or sole or shared investment power, including the power to dispose or direct the disposition, with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days following May 7, 2008.

      Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power and with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise noted, the address of the persons named in the table above is c/o Synovics Pharmaceuticals Inc., 5360 Northwest 35th Avenue, Ft. Lauderdale, Florida 33309.

                                                                       PERCENTAGE OF
                                                SHARES OF COMMON               CLASS
                                              STOCK BENEFICIALLY        BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                       OWNED               OWNED
Ronald H. Lane, Ph.D.(1)(3)                            3,939,668(6)             15.8

Vinay R. Sapte(1)                                      5,700,000(7)             22.9

Maneesh Sapte(2)                                       5,700,000(7)             22.9

Jyotindra Gange(2)                                             0                   0

Harcharan Singh(2)                                     3,330,458(8)             12.9

Richard M. Feldheim(4)                                   405,529(9)              1.6

William M. McCormick(4)                                  811,167(10)             3.2

Steven Getraer(3)                                              0                   0

David Coffin-Beach(5)                                    125,000(11)               *

Joe Esposito                                             100,000(12)               *


Aldo Rodriguez                                                 0                   0

John Copanos                                           1,400,000(13)             5.6

Maneesh Pharmaceuticals Ltd.                           5,700,000(7)             22.9
23-24 Kalpatru Court
C.G. Road, Chembour
Mumbai 7 400 074 India

NalinKant Amratlal Rathod                              2,198,018(14)             9.7
JL. Teregong Kecil A/1
Pondok Indah
Jakarta, Indonesia

Axiom Capital Management, Inc.                        15,000,000(15)            37.6
780 Third Avenue
43rd Floor
New York, NY 10017

Executive                                             12,970,126(17)            50.2
Officers and Directors
as a Group
(six persons)(16)

-------------

*     Denotes less than a 1% interest

(1)   Indicates director.

(2) Indicates director to be appointed upon the later of (i) the initial closing of the Series C Financing (including Svizera's $6 million investment), and (ii) the end of ten days after the dissemination of this Information Statement on Schedule 14 F-1 and its mailing and dissemination to our shareholders, a change in control will occur.

(3)   Indicates officer.

(4)   Includes former director.

(5)   Includes former officer.

(6) Includes (i) 3,403,638 shares of common stock held of record by R.H. Lane Limited Partnership of which Dr. Lane is a general partner. He shares voting power over these shares with Richard M. Feldheim, a general partner, (ii) 1,000,000 shares of common stock sold by Dr. Lane in 2006 on a three year note at $3.00 per share, wherein Lane continues to have beneficial ownership and voting rights until the note is repaid or stock returned and note cancelled, (iii) 500,000 shares of common stock that have been pledged to secure a promissory note of the Company presently in the principal amount of $200,000, and (iv) 2,000,000 shares of common stock that have been pledged pursuant to a pledge agreement between Dr. Lane and Axiom Capital Management, Inc. Dr. Lane disclaims beneficial ownership of 60,000 shares of common stock held by such partnership for the benefit of other partners and 180,000 shares of common stock held by the partnership for the benefit of his wife.

(7) Includes 1,500,000 shares of common stock beneficially owned by Maneesh, 200,000 shares of common stock that we have agreed to issue (but which have not been issued as of the date hereof) to Svizera, a wholly-owned subsidiary of Maneesh, as a holder of a bridge note in the 2008 Bridge Note Offering, and 4,000,000 shares that we have agreed to issue (but which have not been issued as of the date hereof) to Maneesh for obtaining the release of the Nostrum Guarantee. Maneesh and Messrs. Vinay and Maneesh Sapte share the power to vote or to direct the vote or to dispose or direct the disposition of the 5,700,000 shares of common stock because Messrs. Vinay and Maneesh Sapte, as the directors authorized to act on behalf of Maneesh and Svizera, respectively, with respect to the

      5,700,000, and 200,000 shares of common stock, respectively, may act on behalf of Maneesh and Svizera to vote or to direct the vote or to dispose or direct the disposition of the 5,500,000 shares and 200,000 shares of Common Stock titled in the name of Maneesh and Svizera, respectively. Neither Maneesh, Vinay or Maneesh Sapte hold sole power to vote or to direct the vote or to dispose or direct the disposition of any of the 5,700,000 shares of common stock. Maneesh, Svizera, Vinay and Maneesh Sapte disclaim beneficial ownership of any of the shares of Series B Preferred Stock subject to the pledge agreement we entered into with Axiom Capital Management, Inc., as collateral agent and the pledge agreement between Dr. Lane and Axiom Capital Management, Inc., as collateral agent (both entered into in connection with the Series B Offering) for purposes of Section 13(d) of the Exchange Act, as amended. The aforesaid is based on information provided in Schedule 13D/A filed with the Commission on May 7, 2008.

(8) Includes 2,000,000 shares of common stock beneficially owned by Mr. Singh, 1,000,000 shares of common stock issuable upon exercise of warrants, and 310,458 of common stock that we have agreed to issue (but which have not been issued as of the date hereof) to Ontario as a holder of a bridge note in the 2008 Bridge Note Offering. Mr. Singh and Ontario disclaim beneficial ownership of any of the shares of Series B Preferred Stock subject to the pledge agreement we entered into with Axiom Capital Management, Inc., as collateral agent and the pledge agreement between Dr. Lane and Axiom Capital Management, Inc., as collateral agent (both entered into in connection with the Series B Offering) for purposes of Section 13(d) of the Exchange Act.

(9) Includes 3,966 shares of common stock held of record by Abby's, Inc., a corporation controlled by Mr. Feldheim, and 401,563 shares of common stock held of record by the R.M. Feldheim & Co. Limited Partnership of which Mr. Feldheim is the general partner. Does not include 3,403,638 shares of common stock held by R.H. Lane Limited Partnership for the benefit of other partners. He shares voting power over the shares held by Abby's, Inc. and R.H. Lane Limited Partnership.

(10) Includes 120,000 shares of common stock issuable upon exercise of a warrant, 10,000 shares of common stock held by Mr. McCormick's wife and 5,500 shares of common stock held by Mr. McCormick's minor children as to which shares he disclaims beneficial ownership.

(11) Represents shares of common stock that we have agreed to issue (but which have not been issued as of the date hereof) to Mr. Coffin-Beach.

(12) Represents shares of common stock that we have agreed to issue to the referenced person.

(13) Represents shares of common stock issuable upon exercise of a warrant for an aggregate of 2,100,000 shares of our common stock.

(14) Includes 212,806 shares of common stock beneficially owned by Mr. Rathod, which includes 116,156 shares of common stock that were purportedly transferred to Mr. Rathod in 2006 by Bali Holdings Limited (but for which Mr. Rathod has yet to receive share certificates from the Company's transfer agent) and 96,650 shares of common stock that are held for the benefit of Mr. Rathod by Merrill Lynch. The above referenced shares of common stock also include 1,720,926 shares of common stock beneficially owned by Asia Pacific Investment Holdings Limited ("ASIA PACIFIC"), of which Mr. Rathod is the owner and sole director, and 250,000 shares of common stock acquirable by Asia Pacific under the terms of a Common Stock Purchase Warrant, dated as of April 17, 2006. These shares of common stock beneficially owned by Asia Pacific include (i) 216,018 shares of common stock that are held for the benefit of Asia Pacific by Royal Bank of Canada, (ii) 60,875 shares of common stock that are held for the benefit of Asia Pacific by Great Asian Holdings Limited, and (iii) 94,533 shares of common stock that are held by James M. Belcher, since Asia Pacific may be deemed to have shared voting power over those shares as a consequence of Mr. Belcher's inclusion on Asia Pacific's slate of nominees. The above referenced shares of common stock also include 14,286 shares of common stock beneficially owned by Technology Resources & Investments Limited ("TECHNOLOGY RESOURCES"), of which Mr. Rathod is the owner and sole director. Mr. Rathod shares the power to vote or to direct the vote or to dispose or direct the disposition of the 1,735,212 shares of common stock held in the aggregate (including 250,000 shares of common stock acquirable by Asia Pacific under the terms of a Common Stock Purchase Warrant, dated as of April 17, 2006) by Asia

      Pacific and Technology Resources because Mr. Rathod, as the 100% owner, controls each of those entities and, in his capacity as sole director, may act on behalf of each of those entities to vote or to direct the vote or to dispose or direct the disposition of the 1,735,212 shares of common stock they collectively hold (including 250,000 shares of common stock acquirable by Asia Pacific under the terms of a Common Stock Purchase Warrant, dated as of April 17, 2006). In the course of his business, Mr. Rathod also provides investment advice and consulting services to certain business associates who to his knowledge hold, collectively, approximately 310,000 shares of common stock (including certain shares of common stock held by Macro Power Ltd. that are reflected as beneficially owned by Mr. Rathod in recent filings by the Company). Mr. Rathod disclaims beneficial ownership of those shares of common stock. The foregoing information is based upon a Schedule 13D/A filed with the Commission on July 3, 2007.

(15) Represents the number of votes which the 1,000,000 shares of Series B Preferred Stock currently represent. The shares of Series B Preferred Stock have been pledged by us to secure the obligations of Kirk under the 2008 Bridge Notes. Axiom Management Capital, Inc. is acting as collateral agent in administering the 1,000,000 shares of Series B Preferred Stock. Upon closing of the Series C Financing, we will redeem these shares of Series B Preferred Stock at a price per share of $0.001.

(16) Includes directors to be appointed upon the later of (i) the initial closing of the Series C Financing (including Svizera's $6 million investment), and (ii) the end of ten days after the dissemination of this Information Statement on Schedule 14 F-1 and its mailing and dissemination to our shareholders, a change in control will occur.

(17) Includes 1,000,000 shares of common stock issuable upon exercise of warrants, 4,000,000 shares of common stock that we have agreed to issue (but which have not been issued as of the date hereof) to Maneesh for obtaining the release of the Nostrum Guarantee, and an aggregate of 510,458 shares of common stock that we have agreed to issue (but which have not been issued as of the date hereof) to Svizera and Mr. Singh as holders of bridge notes in the 2008 Bridge Note Offering.

(18) As previously reported by us, and elsewhere in this Information Statement on Schedule 14F-1, in connection with a settlement agreement entered into with Nostrum Pharmaceuticals Inc. ("NOSTRUM") and Nirmal Mulye, Ph.D., 10,661,000 shares of common stock (the "ESCROW SHARES") were being held in escrow pending release of the guarantees and undertakings given by Nostrum and Dr. Mulye (the "NOSTRUM GUARANTEE") securing our credit facility with the Bank of India, New York Branch (the "BOI LOAN") (the "BOI LOAN"). On April 29, 2008, the Nostrum Guarantee was replaced with a letter of credit issued by Maneesh in favor of BOI securing the BOI Loan. Consequently, we delivered a notice to the escrow agent, pursuant to the terms of an escrow agreement entered into with Nostrum, demanding release to us of the Escrow Shares. Nostrum is currently contesting the release of the Escrow Shares and we intend to vigorously pursue the release of the Escrow Shares and believe that Nostrum's challenge is completely lacking merit. Prior to entering into the said settlement agreement, based on Schedule 13D/A filed with the Commission on June 20, 2007, these shares were owned legally by Nostrum and none were owned directly by Dr. Mulye. Further, based on the aforementioned Schedule 13D/A, Dr. Mulye is the beneficial owner of all of the outstanding capital stock of Nostrum. The Escrow Shares are being treated as treasury stock for accounting purposes.

                DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES

      Set forth below is certain information with respect to the individuals who are our current directors, officers and key employees and the individuals who are proposed to become our directors.

NAME                     AGE     POSITION
----                     ---     --------

Ronald H. Lane, Ph.D.     63    Class I Director, Chairman of the Board,
                                Chief Executive Officer, Treasurer,
                                Chief Financial Officer and Secretary

Vinay Sapte               52    Class I Director

Jyotindra Gange           59    Class II Director*

Maneesh Sapte             36    Class III Director*

Harcharan Singh           58    Class III Director*

Steven Getraer            60    Executive  Vice  President  and Chief  Financial
                                Officer

John S. Copanos           37    President,  Chief Operating  Officer,  Treasurer
                                and Secretary of Kirk  Pharmaceuticals,  LLC and
                                AndaPharm, LLC

* Referenced individual is proposed to become a director of our board upon the later of (i) the initial closing of the Series C Financing (including Svizera's $6 million investment), and (ii) the end of ten days after the dissemination of this Information Statement on Schedule 14 F-1 and its mailing and dissemination to our shareholders, a change in control will occur.

      Set forth below is biographical information with respect to each of the aforementioned individuals.

      RONALD H. LANE, PH.D. has served as our Chairman of the Board and Chief Executive Officer since December 1994 and for our predecessor, NutraGenics (Delaware), since April 1994. He also served as our President from inception to April 18, 2007 and as Chief Executive Officer and President of LipoGenics from July 1992 to October 1997. Dr. Lane is responsible for directing Synovics' corporate development and growth. He received a Ph.D. and post-doctorate NIH fellowship from the University of Wisconsin (Madison) in Neurophysiology. Dr. Lane spearheaded development of the technology at LipoGenics. He had been previously employed by Norcap Financial Corporation, The National Western Group, Inc. (an investment company), and Taylor Pearson Corporation.

      VINAY SAPTE has been a member of the Board since April 2008. He currently serves as Chairman and Managing Director of Maneesh Pharmaceuticals Ltd., a pharmaceuticals manufacturing and distribution company based in India, which he founded in 1975. Mr. Sapte has an Electrical Engineering degree from the University of Mumbai. Mr. Sapte is the brother of Maneesh Sapte.

      MANEESH SAPTE is currently a director of Maneesh Pharmaceuticals Ltd., a pharmaceuticals manufacturing and distribution company based in India, which he joined in 1989. Mr. Sapte assists Mr. Vinay Sapte, his brother, in running the business of Maneesh both in India and abroad. Mr. Sapte has a B.S. degree in Chemistry from the University of Mumbai.

      JYOTINDRA GANGE currently serves as Chief Financial Officer of Maneesh Pharmaceuticals Ltd., a pharmaceuticals manufacturing and distribution company based in India. From 2001 until joining Maneesh in November 2007, Mr. Gange was Chief Financial Officer of Multi Arc India Ltd., a provider of industrial coatings. From 2000 to 2001, Mr. Gange was Chief Finance Officer at Bharat Serums and Vaccines Ltd., an Indian pharmaceuticals company, and from 1997 to 2000, he was Vice President - Finance at Universal Ferrous Ltd., a producer of ferro alloys. Mr. Gange is a Chartered Accountant in India.

      HARCHARAN SINGH has acted as a consultant to us and held observer rights to our board since April 2007. Mr. Singh serves as President and Chief Executive Officer of Glopec International Inc., an asset trading company specializing in pharmaceutical active ingredients, fine chemicals and intermediates and custom synthesis which he founded in 1989. From 1987 until 1989, he served as Director, Cyanamid India, and later in area operations at Lederle International Division; from 1980 until 1987, he served as General Manager and Chief Executive Officer of Tata Pharma; and from 1972 until 1980, he worked in various positions at Warner Lambert Co. Mr. Singh holds a B. Tech. from the India Institute of Technology, Madras, and an MBA from the Indian Institute of Management, Ahmedabad.

      STEVEN GETRAER has served as our Executive Vice President and Chief Financial Officer since July 10, 2007. From August 2006 to July 9, 2007 he served as Chief Executive Officer of Kirk and President of ANDAPharm. Prior to joining Kirk, Mr. Getraer was an independent business consultant starting in 2003. Prior thereto, he held senior operating and financial positions with divisions of Henry Schein Inc., a multinational distributor of healthcare products, from 1999 to 2003 including serving as President of Schein Pharmaceuticals' Retail Division and Danbury Pharmacal Division. He also occupied several key operational management positions at Bristol-Myers Company (now Bristol-Myers Squibb), in addition to a tenure as General Auditor for that company's global operations. Mr. Getraer has a BS in accounting from Long Island University and he completed his course work for his MBA from New York University. He began his career in the pharmaceutical industry in 1976.

      JOHN S. COPANOS is the founder of Kirk and its affiliate ANDAPharm and is the President and Chief Operating Officer of Kirk and Chief Executive Officer of ANDAPharm, which he founded in 1999. Mr. Copanos currently heads business development for Kirk and ANDAPharm.

THE BOARD OF DIRECTORS

      Our board is divided into three classes with each class of director elected for a staggered term of three years and until their respective successors are duly elected and qualified. Class II directors will serve until our next annual meeting of stockholders. Class III directors will serve until the second succeeding annual meeting of stockholders and Class I directors will serve until the third succeeding annual meeting of stockholders.

      During the fiscal year ended October 31, 2007, our board held seven meetings. No director who served during the fiscal year ended October 31, 2007 attended fewer than 75% of the meetings of the board during that year.

      We do not have a formal policy regarding attendance by members of our board at our annual meeting of stockholders, although we encourage attendance by the directors. Historically, more than a majority of the directors have attended the annual meeting.

COMMITTEES OF THE BOARD

      We have established a standing audit committee and compensation committee of our board. Until their resignations on April 29, 2008, Messrs. Feldheim and McCormick served as its members. Due to changes in our board described herein, there are currently no members of the audit committee or compensation committee, although we plan on appointing new members to both committees in the near future. Until such directors are appointed, the board will perform the functions of both committees.

NOMINATION OF DIRECTORS

      Our board has not established a nominating committee because the board believes that it is unnecessary in light of our size. Our board does not utilize a nominating committee charter. In the event that vacancies on our board arise, the entire board considers potential candidates for director, which may come to the attention of the board through current directors, professional executive search firms, stockholders or other persons. The board will consider candidates recommended by stockholders if the names and qualifications of such candidates are submitted in writing in accordance with the notice provisions for stockholder proposals to our corporate secretary. The board will consider properly submitted stockholder nominations for candidates for the board in the same manner as it evaluates other nominees. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the board and the materials provided by a stockholder to the corporate secretary for consideration of a nominee for director are forwarded to the board. All candidates are evaluated at meetings of the board. In evaluating such nominations, the board seeks to achieve the appropriate balance of industry and business knowledge and experience in light of the function and needs of the board. The board considers candidates with excellent decision-making ability, business experience, personal integrity and reputation.

CODE OF ETHICS

     We have not yet adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller. Our examination of our corporate governance and other policies and procedures that relate to a larger enterprise have been interrupted by the time and effort required by the Nostrum dispute and our capital raising efforts. Shortly following conclusion of these matters, we expect to adopt a code of ethics applicable to all directors, officers and employees.

                             EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

      PHILOSOPHY AND OBJECTIVES OF OUR COMPENSATION PROGRAM

      Our approach to executive compensation, one of the most important and also most complex aspects of corporate governance, is influenced by our belief in rewarding people for consistently strong execution and performance. We believe that the ability to attract and retain qualified executive officers and other key employees is essential to our long term success.

      Our plan to obtain and retain highly skilled employees is to provide significant incentive compensation opportunities and market competitive salaries. The plan was intended to link individual employee objectives with overall company strategies and results, and to reward executive officers and significant employees for their individual contributions to those strategies and results. Furthermore, we believe that equity awards serve to align the interests of our executives with those of our stockholders. As such, equity is a key component of our compensation program.

      The named executive officers for the fiscal year ended October 31, 2007 are Ronald Lane, Chairman of the Board and Chief Executive Officer; David Coffin-Beach, Former President and Chief Operating Officer; Steven Getraer, Chief Financial Officer; John Copanos, Joe Esposito and Aldo Rodriguez. These individuals are referred to collectively in this Information Report as the "NAMED EXECUTIVE OFFICERS".

      ADMINISTRATION OF OUR COMPENSATION PROGRAM

      As described above, there are currently no members of the compensation committee and the board in its entirety will perform the functions of the compensation committee until appointment of members to the compensation committee. Our board will endeavor to review the compensation of our Named Executive Officers at least on an annual basis to ensure that remuneration levels and benefits adequately incentivize such officers to perform at high levels, are reasonable in light of our corporate performance and continue to achieve the philosophy and objectives of our compensation program described above.

      Our compensation committee had previously retained the services of Charas Consulting for the purposes of assisting the compensation committee in ensuring that compensation is competitive and appropriately linked to our long term success and creation of stockholder value. Our compensation committee also periodically sought input from Charas Consulting on a range of external market factors, including evolving compensation trends, appropriate peer group companies and market survey data. In the past, although our compensation committee reviewed the compensation practices of its peer companies, due to shortage of cash, it did not adhere to strict formulas or survey data to determine the mix of compensation elements.

      ELEMENTS OF OUR COMPENSATION PROGRAM AND HOW WE DETERMINE THE AMOUNT FOR EACH ELEMENT

      OVERVIEW

      The primary elements of our executive compensation program are base salary, bonus and stock and long term compensation typically in the form of stock option grants. Although we may in the future provide other types of compensation, these three elements are the principal means by which we endeavor to provide the Named Executive Officers with compensation opportunities.

      We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, our compensation committee, after reviewing information provided by compensation surveys and publicly available filings of peer companies, has determined subjectively what it believes to be the appropriate level and mix of the various compensation components. Ultimately, the compensation committee's objective in allocating between long-term and currently paid compensation will be to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our company and our stockholders.

      We have entered into employment agreements during the fiscal year ended October 31, 2007 with all of our Named Executive Officers except John Copanos, Joe Esposito and Aldo Rodriguez. Such employment agreements set forth base salaries, bonuses and, except in the case of Ronald Lane, stock option grants.

      BASE SALARY

      We pay a base salary to our Named Executive Officers. In general, base salaries for the Named Executive Officers are determined by evaluating the responsibilities of the executive's position, the executive's experience and the competitive marketplace. As appropriate, base salary adjustments will be considered and would take into account changes in the executive's responsibilities, the executive's performance and changes in the competitive marketplace.

      The base salary for our Chief Executive Officer was established pursuant to recommendations given to the compensation committee by the third party consultant, Charas Consulting, and the other Named Executive Officers were established by the compensation committee based upon the recommendation of the Chief Executive Officer. We believe that the base salaries of the Named Executive Officers are appropriate within the context of the compensation elements provided to the executives and because they are at a level which remains competitive in the marketplace.

      BONUSES

      Our board may authorize us to give discretionary bonuses, payable in cash or shares of common stock, to the Named Executive Officers and other key employees. Such bonuses are designed to motivate the Named Executive Officers and other employees to achieve specified corporate, business unit and/or individual, strategic, operational and other performance objectives. Due to lack of adequate financial resources, no bonuses were awarded to Named Executive Officers during the fiscal year ended October 31, 2007 except for John Copanos.

      STOCK OPTIONS

      Compensation for executive officers also includes the long-term incentives afforded by stock options. Our stock option award program is designed to motivate our Named Executive Officers and assist in their retention. The size of the stock option grant is generally intended to reflect the executive's position with us and we generally grant stock options upon commencement of employment with us with an annual vesting schedule of three years to encourage key employees to continue their employment with us.

      OTHER COMPENSATION

      Our Named Executive Officers are eligible for the same level and offering of benefits that we may make available to other employees from time to time.

      We do not have any defined benefit pension or retirement plans.

      POST-TERMINATION/CHANGE OF CONTROL COMPENSATION

      We have arrangements with certain of the Named Executive Officers that may provide them with compensation following termination of employment. These arrangements are discussed below under "Agreements with Named Executive Officers".

      TAX IMPLICATION OF EXECUTIVE COMPENSATION

      Our aggregate deductions for compensation for each Named Executive Officer compensation are potentially limited by Section 162(m) of the Internal Revenue Code to the extent the aggregate amount paid to an executive officer exceeds $1 million, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions specified in the Internal Revenue Code. At our 2007 Named Executive Officer compensation levels, we did not believe that Section 162(m) of the Internal Revenue Code would be applicable, and accordingly, we did not consider its impact in determining compensation levels for our Named Executive Officers in 2007.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

      RONALD LANE - CHIEF EXECUTIVE OFFICER

      On May 17, 2007, we entered into an employment agreement, dated as of January 30, 2007, with Dr. Ronald Lane, Ph.D. ("LANE") for serving as our Chief Executive Officer through January 30, 2010, renewable for an additional one year unless either we or Lane provides written notice of termination at least 60 days term prior to the end of the term.

      The employment agreement provides for an annual base salary of $400,000 and, solely at the discretion of the Board, based on his performance and our financial condition and operating results, a bonus payable in cash or shares of common stock. The agreement further provides that the board may grant him options under any equity compensation plan in which he is eligible to participate. The agreement further provides that we owe Lane an amount to be mutually agreed (the "DEFERRED OBLIGATION").

      The agreement provides that if Lane's employment by us is terminated without cause, by his death, or by Lane for good reason (which includes a "change of control"), Lane will be entitled in addition to unpaid salary through the date of termination, payment of the Deferred Obligation and a severance amount of all or a portion (not less than one-half) of his base salary for one year based on the number of completed years of service under the employment agreement. Change of Control is defined as a (i) change of holders of more than 50% of the voting stock by means of a consolidation or merger, (ii) the sale of all or substantially all of the assets or capital stock of the Company or (iii) the acquisition by a person or group of persons in one or a series of related transactions of more than 50% of the voting stock.

      In the event that we terminate Lane's employment for cause or Lane terminates his employment with us without good reason, Lane shall be entitled to any earned but unpaid base salary, the Deferred Obligation plus any unpaid reimbursable expenses through the date of termination of his employment.

      On April 28, 2008, our board resolved that Dr. Lane's employment agreement be amended to provide that (i) if Dr. Lane ceases to serve as our Chief Executive Officer, for as long as he serves as Chairman of the Board, his employment agreement shall continue in effect, (ii) if Dr.

Lane ceases to serve as our Chief Executive Officer and at any time he resigns as Chairman of the Board such termination shall be considered good reason as such term is defined in the employment agreement, (iii) if Dr. Lane ceases to serve as our Chief Executive Officer and following six months from the initial closing of the Series C Financing, we terminate his employment as Chairman of the Board (other than for cause), then such termination shall be considered good reason as such term is defined in the employment agreement, and (iv) upon initial closing of the Series C Financing, Dr. Lane may engage in activities that do not compete with our business.

      STEVEN GETRAER - EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

      On July 10, 2007, we entered into an employment agreement with Mr. Steven Getraer employing him as our Executive Vice President and Chief Financial Officer. Mr. Getraer's employment with us is for a three year term ending July 9, 2010, renewable for subsequent terms unless earlier terminated by either party. Mr. Getraer is entitled to a base salary of $265,000 per annum, increasing to $280,000 per annum commencing on August 10, 2008 and to $295,000 commencing on August 10, 2009. In addition, Mr. Getraer is entitled to a discretionary fiscal year-end bonus payable in cash and/or shares of our common stock and was granted options to acquire an aggregate of 600,000 shares of our common stock exercisable for seven years at an initial exercise price of $2.00 per share and vesting annually in three equal installments, with the first installment vesting on July 10, 2008. We may also in our discretion grant Mr. Getraer options pursuant to any eligible equity compensation plan.

      If we terminate Mr. Getraer's employment without cause, upon Mr. Getraer's death, or if Mr. Getraer terminates his employment for good reasons including a change of control event, he shall be entitled to the following severance: (i) Mr. Getraer's current base salary for one year; and (ii) any earned but unpaid base salary plus any unpaid reimbursable expenses through the date of termination of his employment. In the event that we terminate Mr. Getraer's employment for cause or Mr. Getraer terminates his employment with us without good reason, Mr. Getraer shall be entitled to any earned but unpaid base salary, unpaid bonus approved by the Board plus any unpaid reimbursable expenses through the date of termination of his employment.

        DAVID COFFIN-BEACH - FORMER CHIEF OPERATING OFFICER

        On April 18, 2007, we entered into an employment agreement with Mr. David Coffin-Beach employing him as our Chief Operating Officer. On February 11, 2008, Mr. Coffin-Beach resigned from this position. Mr. Coffin-Beach's employment agreement provided for a three year term ending April 18, 2010 and may be automatically renewed for additional one year periods. He was entitled to a base salary of $300,000 per annum and a discretionary year end bonus payable in cash and/or shares of our common stock. In addition, Mr. Coffin-Beach was granted options to acquire an aggregate of 1,500,000 shares of our common stock exercisable for seven years at an initial exercise price of $2.00 per share and vesting annually in three equal installments, with the first installment vesting on April 18, 2008. At the date of Mr. Coffin-Beach's resignation, none of his options vested. We also had the discretion to grant Mr. Coffin-Beach options pursuant to any eligible equity compensation plan.

        If we terminated Mr. Coffin-Beach's employment without cause, upon Mr. Coffin-Beach's death or if Mr. Coffin Beach terminated his employment for good reason including a change of control event, Mr. Coffin-Beach would have been entitled to the following severance: (i) Mr. Coffin-Beach's current base salary for one year plus any accrued bonus prior to termination; and (ii) any earned but unpaid base salary plus any unpaid reimbursable expenses through the date of termination of his employment. If we terminated Mr. Coffin-Beach's employment for cause or Mr. Coffin-Beach terminated his employment with us without good reason, Mr. Coffin-Beach would be entitled to any earned but unpaid base salary plus any unpaid reimbursable expenses through the date of termination of his employment. Mr. Coffin-Beach's resignation constituted termination by Mr. Coffin-Beach without good reason and he was paid accordingly.

HEDGING POLICY

         We do not permit the Named Executive Officers to "hedge" ownership by engaging in short sales or trading in any options contracts involving our securities.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         As noted above, during the fiscal year ended October 31, 2007, Messrs. Feldheim and McCormick served on our compensation committee, which currently has no members. Except as set forth below, no member of our compensation committee has ever been an officer or employee of ours. During the last fiscal year, none of our executive officers served on the board or on the compensation committee of any other entity, any officers of which served either on our board or on our compensation committee.

SUMMARY COMPENSATION TABLE

         The table below summarizes the compensation information in respect of the Named Executive Officers for the fiscal year ended October 31, 2007.

SUMMARY COMPENSATION TABLE

      The table below summarizes the compensation information in respect of the Named Executive Officers for the fiscal year ended October 31, 2007.

                                                                                                    CHANGE IN
                                                                                                  PENSION VALUE
                                                                                      NON-EQUITY       AND
                                                                                       INCENTIVE   NONQUALIFIED    ALL
                                                                                         PLAN        DEFERRED     OTHER
                                                                  STOCK     OPTION      COMPEN-    COMPENSATION  COMPEN-
            NAME AND                YEAR    SALARY       BONUS   AWARDS     AWARDS      SATION       EARNINGS    SATION     TOTAL
            PRINCIPAL                (1)                  (2)      (3)       (4)                                   (5)
            POSITION                         ($)          ($)      ($)       ($)          ($)          ($)         ($)       ($)
----------------------------------  ----   ---------    -------  -------  ----------  ----------  -------------  -------  ----------
Ronald Lane
 Chief Executive Officer and        2007   $400,000(6)       --       --          --       --           --       $11,000    $411,000
 Chairman of the Board

Steven Getraer
 Executive Vice President           2007   $250,000(7)       --       --    $552,215       --           --            --    $802,215
 and Chief Financial Officer(6)

David Coffin-Beach
  Former President(8)               2007   $161,600          --           $1,788,230       --           --        $4,400  $1,952,230

John Copanos
 President, Chief Operating         2007   $225,000     $25,000       --          --       --           --        $3,900    $253,900
 Officer, Treasurer and Secretary
 of Kirk Pharmaceuticals, LLC and
 ANDAPharm, LLC

Joe Esposito                        2007   $117,000          --       --          --       --           --        $2,700    $119,700

Aldo Rodriguez
  Controller                        2007   $114,000

Aldo Rodriguez
  Controller                        2007   $114,000          --       --          --       --           --            --    $114,000


      -------------

(1) The information is provided for each fiscal year which begins on November 1 and ends on October 31.

(2) No bonuses were granted to the Named Executive Officers in the fiscal year ended October 31, 2007.

(3) No stock awards were granted to the Named Executive Officers in the fiscal year ended October 31, 2007.

(4) The amounts reflect the compensation expense in accordance with FAS 123(R) of these option awards. The assumptions used to determine the fair value of the option awards for the fiscal year ended October 31, 2007 is set forth in note 9 of our financial statements for the year ended October 31, 2007. Our Named Executive Officers will not realize the value of these awards in cash unless and until these awards are exercised and the underlying shares subsequently sold.

(5)   Represents amounts paid for health insurance premium.

(6) Does not include accumulated deferred compensation of $267,948 and an accrued bonus of $40,000.

(7) Mr. Getraer was appointed Chief Financial Officer on July 10, 2007. Prior to that from September 2006 until July 2007 he served as Chief Executive Officer of Kirk and President of ANDAPharm.

(8) $90,000 represents amount paid as an employee and $160,000 represents amount paid as a consultant.

(9) Mr. Coffin-Beach was appointed Chief Operating Officer on April 18,2007 and resigned from this position on February 11, 2008.


                           GRANTS OF PLAN-BASED AWARDS

      The following table sets forth information regarding grants of plan based awards to the Named Executive Officers during the fiscal year ended October 31, 2007.



                                                          ESTIMATED FUTURE PAYOUTS      ALL OTHER  ALL OTHER                GRANT
                             ESTIMATED POSSIBLE PAYOUTS            UNDER                  STOCK      OPTION     EXERCISE  DATE FAIR
                             UNDER NON-EQUITY INCENTIVE    EQUITY INCENTIVE PLAN        AWARDS:      AWARDS:     OR BASE   VALUE OF
                                     PLAN AWARDS                    AWARDS              NUMBER OF   NUMBER OF   PRICE OF  STOCK AND
                             ---------------------------  ----------------------------  SHARES OF  SECURITIES    OPTION     OPTION
                     GRANT                                                              STOCK OR   UNDERLYING    AWARDS     AWARDS
NAME                  DATE    THRESHOLD  TARGET  MAXIMUM  THRESHOLD  TARGET    MAXIMUM  UNITS (#)  OPTIONS (#)   ($/SH)       (1)
------------------  -------  ---------- -------- -------  --------- ---------  -------  ---------  -----------  --------  ----------
David Coffin-Beach  4/18/07                                        1,500,000(2)                                   $2.00   $1,788,230

Steven Getraer      7/10/07                                          600,000(2)                                   $2.00     $552,215

      -------------

(1) The amounts reflect the compensation expense in accordance with FAS 123(R) of these option awards. The assumptions used to determine the fair value of the option awards for the fiscal year ended October 31, 2007 are set forth in note 9 of our financial statements for the year ended October 31, 2007. Our Named Executive Officers will not realize the value of these awards in cash unless and until these awards are exercised and the underlying shares subsequently sold.

(2) Represents options that vest equally on the first, second and third anniversary of the grant date.

                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

      The following table sets forth information concerning stock options and stock awards held by the Named Executive Officers as of October 31, 2007.


                                             OPTION AWARDS                                          STOCK AWARDS
                 -----------------------------------------------------------------------    --------------------------
                                                      EQUITY
                                                  INCENTIVE PLAN
                                                      AWARDS
                  NUMBER OF      NUMBER OF          NUMBER OF                               NUMBER OF    MARKET VALUE
                 SECURITIES     SECURITIES          SECURITIES                              SHARES OR    OF SHARES OR
                 UNDERLYING     UNDERLYING          UNDERLYING                               UNITS OF      UNITS OF
                 UNEXERCISED    UNEXERCISED        UNEXERCISED      OPTION                  STOCK HELD    STOCK HELD
                   OPTIONS        OPTIONS            UNEARNED      EXERCISE      OPTION     THAT HAVE      THAT HAVE
                     (#)            (#)              OPTIONS         PRICE     EXPIRATION   NOT VESTED    NOT VESTED
NAME             EXERCISABLE   UNEXERCISABLE           (#)            ($)         DATE         (#)            ($)
--------------   -----------   -------------      --------------   ---------   ----------   ----------   -------------
Steven Getraer            --         600,000(1)               --        2.00    7/10/14

David Coffin-
Beach                     --       1,500,000(1)               --        2.00    4/18/14



                          STOCK AWARDS
                 -------------------------------
                                      EQUITY
                                    INCENTIVE
                     EQUITY        PLAN AWARDS:
                 INCENTIVE PLAN     MARKET OR
                    AWARDS:        PAYOUT VALUE
                   NUMBER OF            OF
                    UNEARNED         UNEARNED
                 SHARES, UNITS    SHARES, UNITS
                    OR OTHER            OR
                  RIGHTS THAT      OTHER RIGHTS
                    HAVE NOT      THAT HAVE NOT
                     VESTED           VESTED
NAME                  (#)              ($)
--------------   --------------   --------------
Steven Getraer

David Coffin-
Beach

      -------------

(1) Represents options that vest equally on the first, second and third anniversary of the grant date.


                        OPTION EXERCISES AND STOCK VESTED

      No options have been exercised by our Named Executive Officers during fiscal year ended October 31, 2007.

                                PENSION BENEFITS

      We do not provide pension benefits to the Named Executive Officers.

                       NONQUALIFIED DEFERRED COMPENSATION

      We do not have any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

            POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

      Please see the discussion under "EXECUTIVE COMPENSATION - AGREEMENTS WITH NAMED EXECUTIVE OFFICERS."

                              DIRECTOR COMPENSATION

       During the fiscal year ended October 31, 2007, no director compensation was paid. We pay all Board members reimbursement for expenses for each board meeting attended.


          LEGAL PROCEEDINGS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND
                            CERTAIN BENEFICIAL OWNERS

      We are not aware of any legal proceedings to which any current or prospective director, officer, affiliate of ours, or owner of more than five percent of our common stock (beneficially or of record) is a party adverse in interest to ours. In particular, we are not aware of any bankruptcy, criminal or other business-, securities-, or commodities-related proceedings against any director, person proposed to become a director or executive officer of the Company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      All related person transactions are reviewed and, as appropriate, may be approved or ratified by our board. If a director is involved in the transaction, he or she may not participate in any review, approval or ratification of such transaction. Related person transactions are approved by our board only if, based on all of the facts and circumstances, they are in, or not inconsistent with, our best interests and those of our stockholders, as our board determines in good faith. The Board takes into account, among other factors it deems appropriate, whether the transaction is on terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. Our board may also impose such conditions as it deems necessary and appropriate on us or the related person in connection with the transaction.

         In the case of a transaction presented to our board for ratification, our board may ratify the transaction or determine whether rescission of the transaction is appropriate.

VCG&A

      On February 1, 2007, we entered into a consulting agreement (the "VCG&A CONSULTING AGREEMENT") with VCG & A, Inc ("VCG&A") for the provision of consulting services by VCG&A. The initial term of the consulting agreement was six months and shall be automatically renewed for an additional six months.

      The services to be provided by VCG&A under the VCG&A Consulting Agreement are to be separated into two distinct phases. The first phase, which is not to exceed 180 days in duration, was structured to assist us in our capital raising efforts, the development of an overall business strategy and the negotiation and purchase of the rights to a certain key drug product (the "TARGET PRODUCT"). The second phase was structured to assist us in ongoing management, sales and marketing support. The services to be provided by VCG&A will advance from the first to the second phase upon the occurrence of certain conditions, including the purchase by us of the rights to the Target Product. The VCG&A Consulting Agreement provides that in the event that the services to be provided by VCG&A do not advance from Phase I to Phase II, VCG&A shall provide first phase services for the remainder of the term.

      Under the VCG&A Consulting Agreement, we agreed to pay VCG&A cash fees and royalties based upon the net sales of the Target Product. In addition, on May 1, 2007, we granted to VCG&A and its designees five-year warrants to acquire an aggregate of 1,600,000 shares of our common stock at an exercise price of $1.36 per share in connection with the VCG&A Consulting Agreement. Such warrants were issued in lieu of any options issuable under the VCG&A Consulting Agreement.

      David Coffin-Beach, our former President and Chief Operating Officer, acted as an independent consultant to VCG&A prior to joining us.

      The foregoing description is a summary and is qualified in its entirety by the consulting agreement, which is attached as an exhibit to the Current Report on Form 8-K of the Company, filed with the SEC on February 8, 2007.

SINGH TRANSACTION

      On April 20, 2007, we entered into a strategic alliance with Mr. Singh. In connection with this strategic alliance, we entered into a consulting agreement with Mr. Singh and Kirk issued a promissory note (the "SINGH NOTE") to 2133820 Ontario, Inc. ("ONTARIO"), an affiliate of Singh, in the principal amount of $1,250,000 in exchange for cash equal to such principal amount.

      During the term of the consulting agreement, Mr. Singh is being retained to provide strategic consulting services to us and will participate as an observer of our board meetings. In consideration for these services, the consulting agreement provided that Mr. Singh is to receive a $10,000 monthly retainer commencing May 31, 2007, 2,000,000 shares of our common stock and warrants to purchase a further 1,000,000 shares of our common stock. In addition, if we achieve annual earnings before interest, taxes, depreciation and amortization (EBIDTA) of at least $20,000,000, then Mr. Singh will be entitled to a further grant of 1,000,000 shares of our common stock, and warrants to purchase 500,000 shares of our common stock. The warrants are exercisable for a period of seven years from the date of grant at an initial exercise price of $2.00, subject to adjustment in certain circumstances, and contain a cashless or net issuance component. The shares of common stock and the shares of common stock underlying the warrants also carry piggyback registration rights, subject to customary carve outs and exclusions.

      The term of the consulting agreement is for three years unless terminated earlier or extended for subsequent periods. If prior to the end of the term, we terminate the consulting agreement for any reason absent fraud, intentional misconduct or gross negligence, Mr. Singh will be entitled to an early termination fee of $120,000. In addition, in the event of a change of control event, Mr. Singh will be entitled to a fee of $250,000.

      The Singh Note bears interest of 15% per annum with interest payments payable monthly commencing May 1, 2007 and matured on September 12, 2007. On April 3, 2008, all unpaid principal and unpaid and accrued interest under the Singh Note was exchanged for a bridge note offered in the 2008 Bridge Note Offering in like principal amount. In addition, we have agreed to issue to Ontario an aggregate of 310,458 shares of our common stock in connection with the aforesaid exchange.

      The foregoing description is a summary and is qualified in its entirety by the consulting agreement and promissory note, which are each attached as an exhibit to the Current Report on Form 8-K of the Company, filed with the SEC on April 26, 2007.

OMEPRAZOLE AGREEMENT

      On May 1, 2007, we executed a License and Supply Agreement with Fluid Air Inc. doing business as PharmPro ("FAI"), for the development and commercialization of the over the counter generic version of Omeprazole.

      According to the license agreement, FAI granted us, under FAI's patent rights, an exclusive worldwide license to develop, commercialize and sublicense capsules containing the generic version of over the counter Omeprazole (the "DRUG PRODUCT"). The license agreement provides that FAI will be responsible for developing the Drug Product in accordance with the Drug Product development plan while we will be responsible for research and development activities and will file in our name, the appropriate regulatory filings with FAI being responsible for the chemistry, manufacturing and controls review portion of such filings. Once developed and necessary regulatory approvals have been obtained, we will be responsible for promoting, marketing and distributing the Drug Product supplied exclusively by FAI. As partial consideration for the rights granted, we paid FAI a license fee of $500,000 with further payments due upon the completion of certain milestones. Commencing upon the first commercial sale of the Drug Product, we are also required to pay to FAI royalties on the net product sales of the Drug Product until the later of (i) the expiration of the last to expire FAI patent rights covering the Drug Product; and (ii) ten years from the first commercial sale of the Drug Product. Unless terminated sooner for cause, the license agreement will expire on a country by country basis on the expiration of our obligation to make royalty payments with respect to such country.

        No assurance can be given that any viable drug product will be developed or approved by regulatory authorities pursuant to the license agreement or if developed and approved that any material revenues to us will be generated.

        The license agreement was entered into as a result of an introduction to FAI made by VCG&A. As previously mentioned, Mr. Coffin-Beach, our former President and Chief Operating Officer, acted as an independent consultant to VCG&A prior to joining us.

        The foregoing description is a summary and is qualified in its entirety by the license and supply agreement, which is attached as an exhibit to the Current Report on Form 8-K of the Company, filed with the SEC on May 7, 2007.

2007 CONVERTIBLE BRIDGE NOTES

      On July 5, 2007, we completed an initial closing of a bridge round of debt financing, whereby Kirk issued convertible bridge notes (the "2007 BRIDGE NOTES") in the principal amount of $2,100,000 to accredited investors (the transaction is referred to herein as the "2007 BRIDGE NOTE OFFERING"). During the fiscal year ended October 31, 2007, we completed subsequent closings of 2007 Bridge Notes in the principal amount of $1,625,000 (including the exchange of a 2006 bridge note in the principal amount of $250,000). The 2007 Bridge Notes bear interest at 6% per annum increasing to 18% in the case of an event of default and have a maturity date of six months from the issuance date, unless earlier converted. Upon the closing of a Qualified Equity Financing (as defined in the 2007 Bridge Notes), such bridge notes were automatically convertible into our future Series C Preferred Stock to be issued in a Qualified Equity Financing at a premium of 110% of the unpaid principal and interest of the bridge notes. In addition, upon closing of the Qualified Equity Financing, holders of the 2007 Bridge Notes are entitled to receive common stock purchase warrants at an exercise price and other terms identical to the warrants to be issued in the Qualified Equity Financing. The amount of common stock into which the common stock purchase warrants are exercisable ranges from 40% to 50% of the number of shares of common stock issuable to 2007 Bridge Note holders upon conversion of the Series C Preferred Stock receivable upon conversion of the bridge notes, with the range depending on the timing of the initial closing of the Qualified Equity Financing.

      The 2007 Bridge Notes were secured by a pledge by Dr. Lane, our Chief Executive Officer and Chairman of the Board, of 2,000,000 shares of our common stock beneficially owned by Dr. Lane. In addition, we agreed to issue 1,000,000 shares of Series B Convertible Preferred Stock to the 2007 Bridge Note holders. It was agreed that the Series B Convertible Preferred Stock would be convertible into our common stock on a 1:15 basis in the event of default under the bridge notes, have full ratchet anti-dilution protection, will be surrendered upon the completion of the Qualified Equity Financing, have voting rights on an as converted basis and will be non-transferable other than in an event of default under the bridge notes.

      Axiom acted as placement agent in the 2007 Bridge Note Offering. Pursuant to a letter agreement dated June 5, 2007, Axiom was entitled to a cash commission of 10% of the purchase price of the convertible bridge notes plus warrants to purchase 10% of the number of shares into which the bridge notes are convertible.

         The foregoing description is a summary and is qualified in its entirety by the convertible bridge note, which is attached as an exhibit to the Current Report on Form 8-K, filed with the Commission on July 11, 2007.

2008 CONVERTIBLE BRIDGE NOTES

      As referenced above under "BACKGROUND", on April 3, 2008, we and Kirk completed an initial closing of the 2008 Bridge Note Offering, whereby Kirk issued convertible bridge notes (the "2008 BRIDGE NOTES") in the principal amount of $6,282,292 to accredited investors. Subsequently, we completed additional closings and issued further 2008 Bridge Notes in the principal amount of $310,000 to accredited investors.

      Of the 2008 Bridge Notes issued, notes in the principal amount of $5,027,292 were issued in exchange for (i) 2008 Bridge Notes in the principal amount equal to the unpaid principal amount of the 2007 Bridge Notes, and (ii) 2008 Bridge Notes in the principal amount equal to the unpaid principal and accrued and unpaid interest on the Singh Note plus accrued and unpaid consulting fees due to Mr. Singh. Our incremental gross proceeds were $1,550,000.

      The lead investor in the 2008 Bridge Note Offering was Svizera, a wholly-owned subsidiary of Maneesh which as discussed elsewhere is controlled by Vinay Sapte and his brother Maneesh Sapte. Svizera invested an aggregate of $1 million in the 2008 Bridge Note Offering. In addition, 2133820 Ontario, Inc., an affiliate of Mr. Singh, invested an aggregate of $1,652,292 in the 2008 Bridge Note Offering (including $1,552,292 of principal and accrued interest of a promissory note issued by Kirk which "rolled over" into the 2008 Bridge Note Offering plus accrued and unpaid consulting fees).

      The 2008 Bridge Notes bear interest at 6% per annum increasing to 18% in the case of an event of default and mature on June 30, 2008, unless earlier converted. Upon the closing of a qualified equity financing (as defined therein), the 2008 Bridge Notes convert at the option of the holder into our future Series C Preferred Stock to be issued in a qualified equity financing at a premium of 110% of the unpaid principal and interest of the 2008 Bridge Notes. In addition, upon closing of the qualified equity financing, holders of the 2008 Bridge Notes are entitled to receive bridge warrants to acquire our common stock at an exercise price and upon other terms identical to the warrants to be issued in the qualified equity financing. The number of shares of common stock into which the bridge warrants are exercisable ranges from 40% to 50% of the number of shares of common stock issuable to holders upon conversion of the Series C Preferred Stock receivable upon conversion of the 2008 Bridge Notes, with the range depending on the timing of the initial closing of the qualified equity financing.

      In connection with the 2008 Bridge Note Offering, we agreed to issue an aggregate of 1,318,458 shares of our common stock to holders of the 2008 Bridge Notes.

      To secure Kirk's obligations under the 2008 Bridge Notes, we issued 1,000,000 shares of Series B Convertible Preferred Stock to Axiom, acting as collateral agent of holders of the 2008 Bridge Notes. The shares of Series B Convertible Preferred vote together with the common stock and other preferred stock entitled to vote on an as-converted basis. In the event of default under the 2008 Bridge Notes, the Series B Convertible Preferred Stock is convertible into the Registrant's common stock on a 1:15 basis for the purpose of utilizing the proceeds thereof to satisfy the obligations under the 2008 Bridge Notes. In an event of default, we are obligated to file a registration statement under the Securities Act covering the resale of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock. If we do not file a registration statement within 15 days following an event of default, the 2008 Bridge Notes will be deemed to increase in principal amount by 1% every month up to 10% in the aggregate.

      The 2008 Bridge Notes are also secured by a pledge by an affiliate of Dr. Lane, our Chief Executive Officer and Chairman of the Board, of 2,000,000 shares of our common stock. As an inducement to the pledge by Dr. Lane's affiliate, we agreed to issue to Dr. Lane's affiliate one share of our common stock for every pledged share of common stock sold in an event of default under the 2008 Bridge Notes.

      Pursuant to a letter agreement with our placement agent, Axiom is entitled to a cash commission of 10% of the purchase price of the 2008 Bridge Notes plus warrants to purchase 10% of the number of shares of common stock into which the 2008 Bridge Notes are convertible, in both cases excluding the 2008 Bridge Notes issued in exchange of convertible bridge notes issued in the 2007 Bridge Note Offering and the Singh Note. Middlebury Securities LLC acted as sub-agent to Axiom in the 2008 Bridge Note Offering.

SETTLEMENT OF NOSTRUM DISPUTE

      On July 31, 2007, we together with Synovics Labs entered into a settlement agreement with the various parties to the Nostrum actions. Under the terms of the settlement agreement, all pending actions and proceedings between the parties were dismissed with prejudice, the parties mutually released one another and all pre-settlement agreements were terminated, including the Technology License and ANDA Agreement. In connection with the termination of the ANDA Agreement, the Company and Synovics Labs assigned to Nostrum the Abbreviated New Drug Application for the Metformin Extended Release 500mg.

      As part of the settlement, 10,661,000 shares of our common stock that are owned by Nostrum have been placed in escrow pursuant to a separate escrow agreement (the "ESCROW SHARES"). If the guarantees and undertakings of Dr. Mulye and Nostrum (the "NOSTRUM GUARANTEES") to the Bank of India ("BOI") in connection with our credit facility with BOI are extinguished in full or in part by May 1, 2008, the Escrow Shares were to be released to us in an amount proportionate to the amount by which the guarantees have been extinguished. If by May 1, 2008, the Nostrum Guarantee has not been extinguished or if we default on our credit facility with BOI and such default remains uncured for more than sixty days, any remaining Escrow Shares will be released to Nostrum. If the Escrow Shares are released to Nostrum and during the escrow period we issue additional shares of common stock or common stock equivalents to cause the Escrow Shares to represent less than 32% of our outstanding shares on a fully diluted basis, then we are required to issue to Nostrum additional shares of common stock so that the Escrow Shares together with the additional shares constitute 32% of our outstanding shares on a fully diluted basis. Such additional shares will be reduced proportionately if any of the Escrow Shares are released to us during the escrow period.

      The sole owner of Nostrum is Dr. Nirmal Mulye, Ph.D., who was formerly our largest shareholder and was formerly our Chief Scientific Officer and a member of our board.

      The foregoing description is a summary and is qualified in its entirety by the settlement agreement, which is attached as an exhibit to the Current Report on Form 8-K, filed with the Commission on August 6, 2007.

RELEASE OF NOSTRUM GUARANTEE

      On April 29, 2008, the Nostrum Guarantees were replaced with a letter of credit issued by Maneesh in favor of BOI securing the BOI loan. Consequently, we have delivered a notice to the escrow agent, pursuant to the terms of an escrow agreement entered into with Nostrum, demanding release to us of the Escrow Shares being held in escrow pending the release of the Nostrum Guarantee. Nostrum is currently contesting the release of the Escrow Shares and we intend to vigorously pursue the release of the Escrow Shares and believe that Nostrum's challenge is completely lacking merit.

      As an inducement to Maneesh for replacing the Nostrum Guarantee, we have agreed, pursuant to a side letter agreement with an affiliate of Maneesh, to issue to Maneesh 4,000,000 shares of its common stock and to "gross up" the number of such shares in the event that all or part of the Escrow Shares are ultimately released to Nostrum. We have further agreed to issue 3,000,000 shares of its common stock to Maneesh in the event that the principal amount of BOI Loan is increased to $10 million, as consideration for Maneesh's guaranty of the increased facility.

      The foregoing description is a summary and is qualified in its entirety by the side letter agreement, as amended, which is attached as an exhibit to the Current Report on Form 8-K, filed with the Commission on May 5, 2008.

RETENTION OF COFFIN-BEACH

      On February 11, 2008, David Coffin-Beach resigned as our President and Chief Operating Officer. No options granted under Mr. Coffin-Beach's employment agreement vested and by separate agreement Mr. Coffin-Beach was retained as a consultant and granted (i) a five year option to acquire 125,000 shares of our common stock at an exercise price of $1.00 per share, and (ii) 125,000 shares of our common stock.

COPANOS NOTE AMENDMENT

        As previously reported, we entered into a promissory note in the principal amount of $3,000,000 with John Copanos (the "COPANOS NOTE") as partial consideration for the acquisition by us of our operating subsidiaries, Kirk Pharmaceuticals, LLC and ANDAPharm, LLC. Subsequently, on December 13, 2006, May 21, 2007 and November 30, 2007, the Copanos Note was amended. Mr. Copanos currently serves as an officer of Kirk and ANDAPharm.

      On March 19, 2008, we entered into an agreement amending the Copanos Note, as amended, according to which the interest rate on the outstanding principal of $2,000,000 and accrued and unpaid interest has been increased to 15% per annum retroactively from January 15, 2008 and the payment schedule for the payment of such principal and accrued and unpaid interest has been adjusted. In addition, Mr. Copanos shall have the right to convert up to $500,000 of the principal amount due to him into our future Series C Preferred Stock, at the same price that Series C Preferred Stock is sold to other investors. In connection with the agreement, and we consented, in the case of default, to Mr. Copanos obtaining a final judgment without necessity of a further hearing.

        In addition, on March 19, 2008, we issued to Mr. Copanos a seven year warrant to acquire 2,100,000 shares of our common stock exercisable at $1.00 per share (the "COPANOS WARRANT"). Of the shares issuable upon exercise of the warrant, 1,400,000 are immediately exercisable and the remaining 700,000 are exercisable if Mr. Copanos is employed by us or our subsidiary on March 19, 2009 except that if Ronald Lane is removed or resigns from our board of directors, then such 700,000 shares shall become immediately exercisable. The Copanos Warrant shall be subject to adjustment in certain circumstances and if we issue warrants in connection with a next round of financing of at least $5,000,000 and those warrants have an exercise price lower than the exercise price of the Copanos Warrant, then the exercise of the Copanos Warrant shall automatically reduce to the lower exercise price. In addition, we agreed to include the shares issuable upon exercise of the Copanos Warrant in our next registration statement subject to reasonable cutbacks as may be required by the investor or investor group whose shares are also being registered.

      John Copanos serves as the President, Chief Operating Officer, Treasurer and Secretary of Kirk Pharmaceuticals, LLC and AndaPharm, LLC.

      The foregoing description is a summary and is qualified in its entirety by the transaction documents attached as exhibits to the Quarterly Report on Form 10-Q, filed with the Commission on March 21, 2008.

SVIZERA TRANSACTIONS

      As described in other sections of this Information Statement on Schedule 14F-1, we and Kirk have entered into certain transactions with Svizera, a wholly-owned subsidiary of Maneesh, which is controlled by Vinay Sapte and his brother Maneesh Sapte.

                           STOCKHOLDER COMMUNICATIONS

      Stockholders and other interested parties may contact the Board or the non-management directors as a group at the following address:

                     Board of Directors or Outside Directors
                               5360 NW 35 Avenue,
                           Fort Lauderdale, FL 33309.

      All communications received at the above address will be relayed to the Board or the non-management directors, respectively. Communications regarding accounting, internal accounting controls or auditing matters may also be reported to the Board using the above address.

      Typically, we do not forward to our directors communications from our stockholders or other communications which are of a personal nature or not related to the duties and responsibilities of the Board, including:

                  o     Junk mail and mass mailings

                  o     New product suggestions

                  o     Resumes and other forms of job inquiries

                  o     Opinion surveys and polls

                  o     Business solicitations or advertisements.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

      Based solely upon a review of Forms 3, 4 and 5, and amendments thereto, furnished to us during fiscal year 2007, we believe that during fiscal year 2007, our executive officers, directors and all persons who own more than ten percent of a registered class of our equity securities complied with all Section 16(a) filing requirements except with respect to a late filing of Form 3 of David Coffin-Beach.

                                   SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SYNOVICS PHARMACEUTICALS, INC.


      May 9, 2008
                                    By: /s/ Ronald H. Lane
                                        ------------------
                                        Name: Ronald H. Lane, Ph.D.
                                        Title: Chief Executive Officer